                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                                 Amendment No.1


                    Under the Securities Exchange Act of 1934


                           ELITE PHARMACEUTICALS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)




                     Common Stock, Par Value $0.01 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    28659T200
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                      Edson Moore Healthcare Ventures, Inc.
                                  John A. Moore
                                  Hilary Edson
                              101 Brookmeadow Road
                           Wilmington, Delaware 19807
                                 (302) 994-3083
-------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 12, 2003
-------------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement) (* See Item 3)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28659T200           SCHEDULE 13D                   Page 2  of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Edson Moore Healthcare Ventures, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         864,218

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         864,218

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     864,218

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.12%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

CUSIP No. 28659T200           SCHEDULE 13D                   Page 3  of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John A. Moore

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    864,218
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    864,218

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     864,218

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.12%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

CUSIP No. 28659T200           SCHEDULE 13D                   Page 4  of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Hilary Edson

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    864,218
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    864,218

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     864,218

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.12%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

This Amendment No. 1 to Schedule 13D modifies and supplements the Schedule 13D (the "Statement") initially filed with the Securities and Exchange Commission on January 6, 2003, with respect to the common stock, $0.01 par value per share (the "Elite Common Stock"), of Elite Pharmaceuticals, Inc., a Delaware corporation (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 1, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement


ITEM 4. PURPOSE OF TRANSACTION.


The Reporting Persons purchased the Shares for investment purposes. Each Reporting Person presently considers the Elite Common Stock an attractive investment and intends to review its investment on an ongoing basis. Such continuing review may result in a Reporting Person acquiring additional shares of Elite Common Stock in the open-market or in privately negotiated transactions, maintaining its holdings at current levels or selling all or a portion of its holdings in the open-market or in privately negotiated transactions. Any such actions the Reporting Persons undertake will be dependent upon, among other things, the availability of shares of Elite Common Stock for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of the Issuer's business; financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of Elite Common Stock; the actions of the management and Board of Directors of the Issuer; and other future developments. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that with respect to subparagraph (d), Mr. John Moore has proposed that Mr. Atul Mehta, Chairman of the Board of Directors of the Issuer and President and Chief Executive Officer of the Issuer, surrender his position as Chairman of the Board of Directors and that Mr. Moore be appointed by the Board of Directors as Chairman of the Board of Directors. Mr. Moore may propose or suggest other changes in the management and the present Board of Directors of the Issuer, including an increase in the number of directors, although no representation is made that any further change or change will be proposed or if any change will be effected.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 12, 2003


                                Edson Moore Healthcare Ventures, Inc.




                                By: /s/  John A. Moore
                                    -------------------------------------------
                                    Name:  John A. Moore
                                    Title: Chief Executive Officer


                                /s/ John A. Moore
                                 ---------------------------------------------
                                John A. Moore


                                /s/ Hilary Edson
                                 ---------------------------------------------
                                Hilary Edson